(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 11-K ☒ Form 20-F ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File Number: 000-13012

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I — REGISTRANT INFORMATION

I.I.S. Intelligent Information Systems Limited

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Full name of registrant

_____________________________________________________________________________________________

Former name if applicable

33 Jabotinsky Street

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Address of principal executive office (Street and number)

Ramat Gan, Israel

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City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Annual Report (the “Annual Report”) on Form 20-F for its fiscal year ended December 31, 2002 by the prescribed date of June 30, 2003 without unreasonable effort or expense because the registrant needs additional time to determine its liquidity needs through the end of 2003. Those liquidity needs also impact the nature of the disclosure in the registrant’s audited financial statements for the year ended December 31, 2002, and the auditor’s report therein. The registrant intends to file its Annual Report on or prior to the prescribed extended date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Robi Hartman (Name)	+972-3-751-0007 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

The registrant anticipates that revenues will decrease approximately 38% for the year ended December 31, 2002 as compared to the prior fiscal year. The decrease in 2002 was mainly as a result of the end of the research and development services project with StoreAge Networking Technologies Ltd., a reduction in demand from the blind and impaired vision market in Israel and the slow entry of the registrant’s iSWAT testing tool (which has been terminated as a result of the registrant’s sale of its Internet Small Computer Systems Interface (“iSCSI”) operations in March 2003) into the market.

I.I.S. Intelligent Information Systems Limited

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2003	By:	/s/ ROBI HARTMAN
	Name:	Robi Hartman
	Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).